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                            December 3, 2021

       Nils A. Ollquist
       Chief Executive Officer and Director
       BROOKMOUNT EXPLORATIONS INC
       1 East Liberty, Suite 500
       Reno, NV 89501

                                                        Re: BROOKMOUNT
EXPLORATIONS INC
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed November 30,
2021
                                                            File No. 024-11533

       Dear Mr. Ollquist:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 12, 2021 letter.

       Form 1-A Amendment 3 to Offering Statement on Form 1-A

       Yukon Territory Facility, page 30

   1. We note your response to comment 2, but are unable to discern any change in your filing.
                                                        Please remove all
resource disclosure including all associated tonnages, grades, and contained metals from
your filing.
 Nils A. Ollquist
FirstName  LastNameNils   A. Ollquist INC
BROOKMOUNT         EXPLORATIONS
Comapany3,
December   NameBROOKMOUNT
              2021                 EXPLORATIONS INC
December
Page 2     3, 2021 Page 2
FirstName LastName
       For questions regarding engineering comments, you may contact Ken Schuler, Mining
Engineer, at (202) 551-3718. Please contact Liz Packebusch, Staff Attorney, at
(202) 551-8749
or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Brett Verona